Exhibit 12

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions Except Ratios)	2012	2011(a)	2010(a)	2009(a)	2008(a)
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$55	$17	$—	$—	$2

Interest Portion of Rental Expense (b)	24	21	18	16	16

Total Fixed Charges	79	38	18	16	18

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	388	379	387	277	313

Fixed Charges	79	38	18	16	18

Total Earnings Available For Fixed Charges	$467	$417	$405	$293	$331

Ratio of Earnings to Fixed Charges:	5.9	10.9	22.7	18.9	18.9

(a)     For all comparative periods presented above, these periods are prior to the Spin-off from ITT and the issuance of $1.2 billion aggregate principal amount of senior notes which were issued in September 2011. Interest on the Senior Notes accrues from September 20, 2011.

(b) Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.